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EXHIBIT 4.1

                       FIRST AMENDMENT TO RIGHTS AGREEMENT


        This First Amendment to Rights Agreement is made and entered into as of the 18th day of February, 1999, and amends that certain agreement (the "Rights Agreement") entered into by and between The Sports Club Company, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Company, a New York corporation (the "Rights Agent") dated October 6, 1998. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

                                 R E C I T A L S

        WHEREAS, the Board of Directors of the Company (the "Board") on September 29, 1998 (the "Declaration Date") authorized and declared a dividend of one preferred share purchase right for each Common Share of the Company outstanding on October 6, 1998, each Right representing the right to purchase one five-hundredth of a Preferred Share upon the terms and subject to the conditions set forth herein, and has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date or the Expiration Date;

        WHEREAS, the Company and the Rights Agent entered into the Rights Agreement as of October 6, 1998;

        WHEREAS, certain stockholders of the Company requested that the Company amend the Rights Agreement as set forth herein;

        WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to amend the Rights Plan as set forth herein;


                                A G R E E M E N T

        NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereto hereby agree as follows:

        1. There is hereby added to the definitions set forth in Section 1 of the Rights Agreement the following defined terms:

                "Excluded Shares" shall mean the following Voting Shares: (a) with respect to all Stockholders, Common Shares acquired: (i) by a bona fide gift; (ii) as the result of the death of a Person, pursuant to a


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        will or the laws of descent; or (iii) upon the exercise of any stock option granted by the Company to an employee, officer or director, (b) with respect to Millennium, Common Shares subject to the Pledge Agreement, and (c) with respect to each of Talla and Millennium, up to 250,000 Common Shares provided that such Person first offer the Company in writing the opportunity to acquire any such Common Shares to be acquired after the date hereof.

                "Millennium" shall mean Millennium Development Partners, L.P., Millennium Entertainment Partners, L.P., Millennium Partners LLC and their associates and affiliates.

                "Pledge Agreements" shall mean (a) that certain Pledge Agreement dated December 30, 1997, by and between Millennium and Talla, pursuant to which Talla has pledged to Millennium one million Common Shares, and
        (b) any bona fide pledge agreement or pledge agreements entered into by and between the same parties after the date hereof providing for the pledge by Talla to Millennium of up to one million additional Common Shares.

                "Talla" shall mean D. Michael Talla.

        2. The definition of "15% Stockholder" set forth in Section 1 of the Rights Agreement is hereby amended to read in full as follows:

                "15% Stockholder" shall mean any Person that Beneficially Owns 15% or more of the Voting Shares then outstanding; provided, however, that the term "15% Stockholder" shall not include:

                (i)     an Exempt Person;

                (ii) any Person that would not otherwise Beneficially Own 15% or more of the Voting Shares then outstanding but for a reduction in the number of outstanding Voting Shares resulting from an acquisition or retirement of Voting Shares by the Company commenced on or after the date hereof; provided, however, that the term "15% Stockholder" shall include such Person from and after the first date upon which (A) such Person, since the date of the acquisition or retirement of Voting Shares which results in such Person Beneficially Owning 15% or more of the outstanding Voting Shares then outstanding, shall have acquired Beneficial Ownership of one or more additional Voting Shares, other than the Excluded Shares, and (B) such Person, together with all affiliates and associates of such Person, shall Beneficially Own 15% or more of the Voting Shares of the Company then outstanding;


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                (iii)   any person that would not otherwise be a 15% Stockholder
but for its ownership of the Rights;

                (iv) Any Person that is the Beneficial Owner of 15% or more of the outstanding Common Shares as of the Declaration Date unless or until such Person shall acquire, without the prior approval of the Board of Directors, Beneficial Ownership of additional Voting Shares, other than the Excluded Shares, equal to 2% or more of the Voting Shares of the Company then outstanding.


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In calculating the percentage of the outstanding Voting Shares that are
Beneficially Owned by a Person for purposes of this definition, Voting Shares that are Beneficially Owned by such Person shall be deemed outstanding, and Voting Shares that are not Beneficially Owned by such Person and that are subject to issuance upon the exercise or conversion of outstanding conversion rights, exchange rights, rights, warrants or options shall not be deemed outstanding. Any determination made by the Board of Directors of the Company as to whether any Person is or is not a 15% Stockholder shall be conclusive and binding upon all holders of Rights.

        3. There is hereby added to the definition of "Beneficial Owner" set forth in Section 1 of the Rights Agreement the following paragraphs:

                Notwithstanding anything to the contrary in this Section, no Person shall be deemed to be the Beneficial Owner of, or to Beneficially Own, any Common Shares which such Person Beneficially Owns solely as a result of being a party to the Voting Agreement dated September 14, 1994, by and between Talla and certain other shareholders of the Company, as amended from time to time, provided that the total number of Common Shares subject to such agreement (other than Common Shares Beneficially Owned by Talla) does not exceed one million shares.

        4. Except as amended hereby, the Rights Agreement remains in full force and effect.


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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                        THE SPORTS CLUB COMPANY, INC.


Attest:
By  /s/ Lois J. Barberio                By  /s/ John M. Gibbons
    ------------------------------          ------------------------------------
    Name:  Lois J. Barberio                 Name:  John M. Gibbons
    Title:  Secretary                       Title:  President



                                        AMERICAN STOCK TRANSFER & TRUST COMPANY



Attest:
By  /s/ Susan Silber                    By  /s/ Herbert J. Lemmer
    ------------------------------          ------------------------------------
Name:  Susan Silber                         Name:  Herbert J. Lemmer
       Title:  Assistant Secretary          Title:  Vice President